Exhibit 99.1

Rogers Communications 333 Bloor Street East Toronto, Ontario M4W 1G9 February 16, 2012

To:	The Toronto Stock Exchange
Canadian Securities Regulatory Authorities
The Canadian Depository for Securities Ltd.

Rogers Communications Inc. – Notice of Meeting and Record Date

Dear Sirs/Madams:

We advise you of the following dates in connection with the Annual Meeting of Shareholders:

Meeting Type:	Annual General Meeting

Record Date for Notice of Meeting:	03/15/2012

Record Date for Voting:	03/15/2012

Beneficial Ownership Determination Date:	03/15/2012

Meeting Date:	04/25/2012

Securities Entitled to Notice:	CLASS A VOTING CLASS B NON-VOTING

Securities Entitled to Vote:	CLASS A VOTING

Meeting Location:	Toronto

Yours very truly,

“Graeme H. McPhail”

Graeme H. McPhail

Associate General Counsel